1700 S. Patterson Boulevard

Dayton, OH 45479

August 18, 2006

Mr. Marc Thomas

Senior Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	NCR Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed May 8, 2006
Form 8-K filed during Fiscal 2006
File No. 1-00395

Dear Mr. Thomas,

In response to our voicemail exchange yesterday, I am writing to confirm that NCR is in the process of preparing its response to your letter dated August 8, 2006. In order to appropriately consider and address the Commission’s comments, we expect to provide that response no later than September 1, 2006. Please do not hesitate to contact me at 937-445-4276 if you have any questions or need to discuss this further.

Sincerely,

/s/ Nelson F. Greene
Nelson F. Greene
Law Vice President, Chief Corporate Counsel and Assistant Secretary
NCR Corporation
(937) 445-4276

cc:	William Nuti
Pete Bocian
Peter Lieb